EXHIBIT 1

Description of Transfer to Irrevocable Trust

Name of Trust:
Matthew Joseph Nachtrab Irrevocable Trust Dated December 18, 2014

Description of Trust:
The trust is an irrevocable trust established for estate planning purposes. The trust is not controlled by Matthew Joseph Nachtrab. The transfer of securities to the trust is permanent, and Mr. Nachtrab retains no voting or dispositive power over the shares held by the trust.

Details of Transfer:

- **Shares Transferred:** 443,617
- **Date of Transfer:** November 18, 2024

This transfer reflects a change in beneficial ownership, as the shares are now held by the Matthew Joseph Nachtrab Irrevocable Trust and no longer under the direct control of Matthew Joseph Nachtrab.